Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NVR, Inc.:

We consent to the use of our reports dated February 24, 2005 with respect to the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference in the registration statement on Form S-8. Our report refers to the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and the revised FASB Interpretation No. 46.

KPMG LLP

McLean, Virginia

May 20, 2005